Exhibit 99.8

[EXECUTION VERSION]

FIRST SUPPLEMENTAL INDENTURE

Among

FORTIS INC.

As the Corporation

AND

THE BANK OF NEW YORK MELLON

As U.S. Trustee

AND

BNY TRUST COMPANY OF CANADA

As Canadian Co-Trustee

Dated as of October 4, 2016

US$500,000,000 2.100% NOTES DUE 2021

US$1,500,000,000 3.055% NOTES DUE 2026

i

THIS FIRST SUPPLEMENTAL INDENTURE, dated as of October 4, 2016, by and among FORTIS INC., a corporation duly continued and existing under the laws of the province of Newfoundland and Labrador, Canada, having its principal office at principal office at Fortis Place, Suite 1100, 5 Springdale Street, St. John’s, Newfoundland and Labrador, Canada, A1E 034 (the “Corporation”), and The Bank of New York Mellon, a New York banking corporation, as U.S. Trustee (herein called the “U.S. Trustee” ) and BNY Trust Company of Canada, as Canadian Co-Trustee (herein called the “Canadian Co-Trustee” ). The U.S. Trustee and the Canadian Co-Trustee are each also individually referred to in this Indenture as a “Trustee” and collectively, as the “Trustees”.

WITNESSETH:

WHEREAS, the Corporation has heretofore entered into an Indenture, dated as of October 4, 2016 (the “Base Indenture”), with The Bank of New York Mellon, as U.S. Trustee, and BNY Trust Company of Canada, as Canadian Co-Trustee;

WHEREAS, the Base Indenture is incorporated herein by this reference and the Base Indenture, as it may be amended and supplemented to the date hereof, including by this First Supplemental Indenture, is herein called the “Indenture;”

WHEREAS, under the Indenture, new series of Securities may at any time be established in accordance with the provisions of the Indenture and the terms of such series may be described by a supplemental indenture executed by the Corporation and the Trustees;

WHEREAS, the Corporation hereby proposes to create under the Indenture two series of Securities;

WHEREAS, additional Securities of other series hereafter established, except as may be limited in the Indenture as at the time supplemented and modified, may be issued from time to time pursuant to the Indenture as at the time supplemented and modified; and

WHEREAS, all conditions necessary to authorize the execution and delivery of this First Supplemental Indenture and to make it a valid and binding obligation of the Corporation have been done or performed.

NOW, THEREFORE, in consideration of the agreements and obligations set forth herein and for other good and valuable consideration, the sufficiency of which is hereby acknowledged, the parties hereto hereby agree as follows:

ARTICLE I
THE NOTES

Section 1.01                                     Establishment. There is hereby established (i) a new series of Securities to be issued under the Indenture, to be designated as the Corporation’s 2.100% Notes due 2021 (the “2021 Notes”) and (ii) a new series of Securities to be issued under the Indenture, to be designated as the Corporation’s 3.055% Notes due 2026 (the “2026 Notes”, together with the 2021 Notes, the “Notes”).

There are to be authenticated and delivered (i) $500,000,000 in aggregate principal amount of the 2021 Notes and (ii) $1,500,000,000 in aggregate principal amount of the 2026 Notes. No further Notes shall be authenticated and delivered pursuant to this First Supplemental Indenture except as provided by Section 304, 305, 306, 307, 906 or 1106 of the Base Indenture and the last paragraph of Section 301 thereof. The Notes shall be issued in global form as book-entry securities, substantially in the form set forth in Exhibit A hereto, in the case of the 2021 Notes, and Exhibit B hereto, in the case of the 2026 Notes.

The form of the Trustee’s Certificate of Authentication for each of the 2021 Notes and the 2026 Notes shall be in substantially the form set forth in Exhibit A and B hereto, respectively.

Each Note shall be dated the date of authentication thereof and shall bear interest from the date of original issuance thereof or from the most recent Interest Payment Date to which interest has been paid or duly provided for.

Section 1.02                             Definitions. The following defined terms used in this Article I shall, unless the context otherwise requires, have the meanings specified below for purposes of the Notes, as applicable. Capitalized terms used herein for which no definition is provided herein shall have the meaning set forth in the Base Indenture.

“Business Day” means a day other than (i) a Saturday or a Sunday, (ii) a day on which banking institutions in New York City, New York, Toronto, Ontario or St. John’s, Newfoundland and Labrador are authorized or obligated by law or executive order to remain closed or (iii) a day on which the Corporate Trust Office of a Trustee is closed for business.

“2021 Notes Interest Payment Date” means each October 4 and April 4 of each year, commencing on April 4, 2017.

“2021 Notes Stated Maturity” means October 4, 2021.

“2026 Notes Interest Payment Date” means each October 4 and April 4 of each year, commencing on April 4, 2017.

“2026 Notes Stated Maturity” means October 4, 2026.

“Interest Payment Dates” means the 2021 Notes Interest Payment Date and the 2026 Notes Interest Payment Date.

“ITC” means ITC Holdings Corp.

“Merger Agreement” means the Agreement and Plan of Merger, dated as of February 9, 2016, among, inter alia, the Corporation and ITC, relating to the proposed acquisition by the Corporation of ITC (the “Merger”).

“Original Issue Date” means October 4, 2016.

“Regular Record Date” means, with respect to each Interest Payment Date, the close of business on the 15th calendar day prior to such Interest Payment Date (whether or not a Business Day).

Section 1.03                             Payment of Principal and Interest.

A.) 2021 Notes

The principal of the 2021 Notes shall be due at the 2021 Notes Stated Maturity (unless earlier redeemed). The unpaid principal amount of the 2021 Notes shall bear interest at the rate of 2.100% per annum until paid or duly provided for, such interest to accrue from the Original Issue Date or from the most recent 2021 Notes Interest Payment Date to which interest has been paid or duly provided for. Interest shall be paid semi-annually in arrears on each 2021 Notes Interest Payment Date to the Person or Persons in whose name the 2021 Notes are registered on the Regular Record Date for such 2021 Notes Interest Payment Date; provided that interest payable at the 2021 Notes Stated Maturity or on a Redemption Date as provided herein shall be paid to the Person to whom principal is payable. Any such interest that is not so punctually paid or duly provided for shall forthwith cease to be payable to the Holders on such Regular Record Date and may either be paid to the Person or Persons in whose name the 2021 Notes are registered at the close of business on a Special Record Date for the payment of such defaulted interest to be fixed by the U.S. Trustee (“2021 Notes Special Record Date”), notice whereof shall be given to Holders of the 2021 Notes not less than ten (10) days prior to such 2021 Notes Special Record Date, or be paid at any time in any other lawful manner not inconsistent with the requirements of any securities exchange, if any, on which the 2021 Notes may be listed, and upon such notice as may be required by any such exchange, all as more fully provided in the Base Indenture.

B.) 2026 Notes

The principal of the 2026 Notes shall be due at the 2026 Notes Stated Maturity (unless earlier redeemed). The unpaid principal amount of the 2026 Notes shall bear interest at the rate of 3.055% per annum until paid or duly provided for, such interest to accrue from the Original Issue Date or from the most recent 2026 Notes Interest Payment Date to which interest has been paid or duly provided for. Interest shall be paid semi-annually in arrears on each 2026 Notes Interest Payment Date to the Person or Persons in whose name the 2026 Notes are registered on the Regular Record Date for such 2026 Notes Interest Payment Date; provided that interest payable at the 2026 Notes Stated Maturity or on a Redemption Date as provided herein shall be paid to the Person to whom principal is payable. Any such interest that is not so punctually paid or duly provided for shall forthwith cease to be payable to the Holders on such Regular Record Date and may either be paid to the Person or Persons in whose name the 2026 Notes are registered at the close of business on a Special Record Date for the payment of such defaulted interest to be fixed by the U.S. Trustee (the “2026 Notes Special Record Date”), notice whereof shall be given to Holders of the 2026 Notes not less than ten (10) days prior to such 2026 Notes Special Record Date, or be paid at any time in any other lawful manner not inconsistent with the requirements of any securities exchange, if any, on which the 2026 Notes may be listed, and upon such notice as may be required by any such exchange, all as more fully provided in the Base Indenture.

C.) General.

Payments of interest on the Notes shall include interest accrued to but excluding the respective Interest Payment Dates. Interest payments for the Notes shall be computed and paid on the basis of a 360-day year consisting of twelve 30-day months. In the event that any date on which interest is payable on any Notes is not a Business Day, then payment of the interest payable on such date shall be made on the next succeeding day that is a Business Day (and without any interest or payment in respect of any such delay) with the same force and effect as if made on the date the payment was originally payable. For disclosure purposes under the Interest Act (Canada), whenever in this Indenture or any Securities issued hereunder interest at a specified rate is to be calculated on the basis of a period less than a calendar year, the yearly rate of interest to which such rate is equivalent is such rate multiplied by the actual number of days in the relevant calendar year and divided by the number of days in such period.

Payment of principal of, premium, if any, Additional Interest, if any, and interest on the Notes shall be made in such coin or currency of the United States of America as at the time of payment is legal tender for payment of public and private debts. Payments of principal of, premium, if any, Additional Interest, if any, and interest on Notes represented by a Global Security shall be made by wire transfer of immediately available funds to the Holder of such Global Security, provided that, in the case of payments of principal and premium, if any, such Global Security is first surrendered to the Paying Agent. If any of the Notes are no longer represented by a Global Security, (i) payments of principal, premium, if any, Additional Interest, if any, and interest due at the applicable Stated Maturity or earlier redemption of such Notes shall be made at the office of the Paying Agent upon surrender of such Notes to the Paying Agent and (ii) payments of interest shall be made, at the option of the Corporation, subject to such surrender where applicable, by (A) check mailed to the address of the Person entitled thereto as such address shall appear in the Register or (B) wire transfer at such place and to such account at a banking institution in the United States as may be designated in writing to the Trustees at least five (5) Business Days prior to the date for payment by the Person entitled thereto.

Section 1002 of the Base Indenture shall be applicable to the Notes.

Section 1.04                             Denominations. The Notes shall be issued in denominations of $2,000 or any integral multiple of $1,000 in excess thereof.

Section 1.05                             Global Securities. The Notes shall initially be issued in the form of one or more Global Securities registered in the name of the Depositary (which initially shall be The Depository Trust Company) or its nominee. Except under the limited circumstances described below, Notes represented by such Global Security or Global Securities shall not be exchangeable for, and shall not otherwise be issuable as, Notes in definitive form. The Global Securities described in this Article I may not be transferred except by the Depositary to a nominee of the Depositary or by a nominee of the Depositary to the Depositary or another nominee of the Depositary or to a successor Depositary or its nominee.

A Global Security representing the Notes shall be exchangeable for Notes registered in the names of persons other than the Depositary or its nominee only if (i) the Depositary notifies the Corporation that it is unwilling or unable to continue as a Depositary for such Global Security and no successor Depositary shall have been appointed by the Corporation within 90 days of receipt by the Corporation of such notification, or if at any time the Depositary ceases to be a clearing agency registered under the Exchange Act at a time when the Depositary is required to be so registered to act as such Depositary and no successor Depositary shall have been appointed by the Corporation within 90 days after it becomes aware of such cessation, (ii) an Event of Default has occurred and is continuing with respect to the Notes and beneficial owners of a majority in aggregate principal amount of the Notes represented by Global Securities advise the Depositary to cease acting as Depositary, or (iii) the Corporation in its sole discretion, and subject to the procedures of the Depositary, determines that such Global Security shall be so exchangeable. Any Global Security that is exchangeable pursuant to the preceding sentence shall be exchangeable for Notes registered in such names as the Depositary shall direct.

Section 1.06                                     Optional Redemption.

A.) 2021 Notes

At any time before September 4, 2021 (the “2021 Notes Par Call Date”), the 2021 Notes shall be redeemable, in whole or in part and from time to time, at the option of the Corporation, on any date (a “2021 Notes Redemption Date”), at a redemption price equal to the greater of (i) 100% of the principal amount of the 2021 Notes being redeemed and (ii) the sum of the present values of the remaining scheduled payments of principal and interest on the 2021 Notes being redeemed that would be due if the 2021 Notes matured on the 2021 Notes Par Call Date (exclusive of interest accrued to the redemption date), discounted to the redemption date on a semi-annual basis (assuming a 360-day year consisting of twelve 30-day months) at the Treasury Rate plus 20 basis points, plus, in either case, accrued and unpaid interest on the principal amount of the 2026 Notes being redeemed to, but excluding, such redemption date

At any time on or after September 4, 2021, the Corporation will have the right to redeem the 2021 Notes, in whole or in part and from time to time, at a redemption price equal to 100% of the principal amount of the 2021 Notes being redeemed plus accrued and unpaid interest on the principal amount of the 2021 Notes being redeemed to, but excluding, such redemption date.

B.) 2026 Notes

At any time before July 4, 2026 (the “2026 Notes Par Call Date”), the 2026 Notes shall be redeemable, in whole or in part and from time to time, at the option of the Corporation, on any date (a “2026 Notes Redemption Date”), at a redemption price equal to the greater of (i) 100% of the principal amount of the 2026 Notes being redeemed and (ii) the sum of the present values of the remaining scheduled payments of principal and interest on the 2026 Notes being redeemed that would be due if the 2026 Notes matured on the 2026 Notes Par Call Date (exclusive of interest accrued to the redemption date), discounted to the redemption date on a semi-annual basis (assuming a 360-day year consisting of twelve 30-day months) at the Treasury Rate plus 25 basis points, plus, in either case, accrued and unpaid interest on the principal amount of the 2026 Notes being redeemed to, but excluding, such redemption date.

At any time on or after July 4, 2026, the Corporation will have the right to redeem the 2026 Notes, in whole or in part and from time to time, at a redemption price equal to 100% of the principal amount of the 2026 Notes being redeemed plus accrued and unpaid interest on the principal amount of the 2026 Notes being redeemed to, but excluding, such redemption date.

C.) Optional Redemption Definitions

For purposes of this Section 1.06, the following terms have the following meanings:

“Comparable Treasury Issue” means the United States Treasury security selected by the Quotation Agent as having an actual or interpolated maturity comparable to the remaining term of the applicable series of Notes to be redeemed (assuming, for this purpose, that the applicable series of Notes matured on the applicable Par Call Date) that would be utilized, at the time of selection and in accordance with customary financial practice, in pricing new issues of corporate debt securities of a comparable maturity to the remaining term of such applicable series of Notes.

“Comparable Treasury Price” means, with respect to any Redemption Date for the applicable series of Notes, (1) the average of the Reference Treasury Dealer Quotations for such Redemption Date, after excluding the highest and lowest of such Reference Treasury Dealer Quotations, or (2) if fewer than four of such Reference Treasury Dealer Quotations are obtained, the average of all such Reference Treasury Dealer Quotations.

“Quotation Agent” means a Reference Treasury Dealer appointed by the Corporation.

“Reference Treasury Dealer” means each of Goldman, Sachs & Co., Scotia Capital (USA) Inc. and Wells Fargo Bank, N.A., plus two other financial institutions appointed by the Corporation at the time of any redemption of any Notes, or their respective affiliates or successors, each of which is a primary U.S. Government securities dealer in the United States (a “Primary Treasury Dealer”); provided, however, that if any of the foregoing or their affiliates or successors shall cease to be a Primary Treasury Dealer, the Corporation will substitute therefor another Primary Treasury Dealer.

“Reference Treasury Dealer Quotations” means, with respect to each Reference Treasury Dealer and any Redemption Date for the applicable series of Notes, the average, as determined by the Quotation Agent, of the bid and asked prices for the Comparable Treasury Issue (expressed in each case as a percentage of its principal amount) quoted in writing to the Quotation Agent by such Reference Treasury Dealer at 5:00 p.m., New York City time, on the third Business Day preceding such Redemption Date.

“Treasury Rate” means, with respect to any Redemption Date for the applicable series of Notes, the rate per annum equal to the semi-annual equivalent yield to maturity or interpolated maturity (on a day count basis) of the Comparable Treasury Issue, assuming a price for the Comparable Treasury Issue (expressed as a percentage of its principal amount) equal to the Comparable Treasury Price for such

Redemption Date. The Treasury Rate shall be calculated on the third Business Day preceding the applicable Redemption Date.

D.) General

The Corporation shall notify the Trustees of the redemption price with respect to any redemption of the Notes occurring before the applicable Par Call Date promptly after the calculation thereof. The Trustees shall not be responsible for calculating said redemption price.

If less than all of a series of Notes are to be redeemed, the Trustees shall select the applicable Notes or portions of the applicable Notes to be redeemed by such method as the Trustees shall deem fair and appropriate. The Trustees may select for redemption Notes and portions of Notes in amounts of $2,000 or any integral multiple of $1,000 in excess thereof. As long as the Notes are represented by Global Securities, beneficial interests in such Notes shall be selected for redemption by the Depositary in accordance with its standard procedures therefor.

The Notes shall not have a sinking fund.

The Notes shall also be redeemable at the option of the Corporation in accordance with the provisions of Section 1107 of the Base Indenture.

Section 1.07                                     Special Mandatory Redemption.

In the event that (a) the Merger does not take place on or prior to August 9, 2017 (the “End Date”), or (b) at any time prior to the End Date, the Merger Agreement is terminated (any such event being a “Special Mandatory Redemption Event”), the Corporation will redeem all of the Notes at a price equal to 101% of the aggregate principal amount of the Notes plus accrued and unpaid interest on the principal amount of the Notes being redeemed to, but excluding, such redemption date (the “Special Mandatory Redemption Price”).

Notice of the occurrence of a Special Mandatory Redemption Event and that a special mandatory redemption is to occur (the “Special Mandatory Redemption Notice”) shall be delivered to the Trustees and mailed by first class mail to each holder of Notes’ registered address or electronically delivered according to the procedures of the Depositary as to Global Securities, within ten Business Days after the Special Mandatory Redemption Event. At the Corporation’s written request, the Trustees shall give the Special Mandatory Redemption Notice in the Corporation’s name and at the Corporation’s expense. On such date specified in the Special Mandatory Redemption Notice as shall be no more than ten Business Days (or such other minimum period as may be required by the Depositary) after mailing or sending the Special Mandatory Redemption Notice, the special mandatory redemption shall occur (the date of such redemption, the “Special Mandatory Redemption Date”).

If funds sufficient to pay the Special Mandatory Redemption Price of all of the Notes on the Special Mandatory Redemption Date are deposited with the Paying Agent or the Trustees on or before such Special Mandatory Redemption Date, then on and after such Special Mandatory Redemption Date, the Notes shall cease to bear interest and, other than the right to receive the Special Mandatory Redemption Price, all rights under such Notes and this First Supplemental Indenture shall terminate.

Upon the closing of the Merger, the foregoing provisions regarding the Special Mandatory Redemption will cease to apply.

Section 1.08          Depositary; Registrar; Paying Agent. DTC shall initially act as the Depositary with respect to the Notes and the U.S. Trustee shall initially serve as Paying Agent and Custodian with respect to the Notes, with the Place of Payment initially being the Corporate Trust Office of the U.S. Trustee. Each of the Trustees shall act as Registrar and maintain a Register in accordance with the

Trust Indenture Legislation and, to the extent deemed necessary or advisable from time to time, one or more branch Registers in such places as they may determine.

Section 1.09                             Transfer and Exchange. The transfer and exchange provisions set forth in Section 306(b) of the Base Indenture shall apply to the Notes, including the forms attached as Exhibit B and Exhibit C to the Base Indenture.

ARTICLE II
MISCELLANEOUS PROVISIONS

Section 2.01                             Recitals by the Corporation. The recitals in this First Supplemental Indenture are made by the Corporation only and not by the Trustees, and all of the provisions contained in the Base Indenture in respect of the rights, privileges, immunities, powers and duties of the Trustees shall be applicable in respect of the Notes and this First Supplemental Indenture as fully and with like effect as if set forth herein in full.

Section 2.02          Ratification and Incorporation of Base Indenture. As supplemented hereby, the Base Indenture is in all respects ratified and confirmed, and the Base Indenture and this First Supplemental Indenture shall be read, taken and construed as one and the same instrument.

Section 2.03          Executed in Counterparts. This First Supplemental Indenture may be executed in several counterparts, each of which shall be deemed to be an original, and such counterparts shall together constitute but one and the same instrument.

Section 2.04          Appointment of Agent. The Corporation hereby appoints C T Corporation for a period of ten years as its agent upon whom process may be served in any legal action or proceeding arising out of or relating to this First Supplemental Indenture or the Notes.

Section 2.05          Acceptance of Trust. The Trustees accept the trusts in this First Supplemental Indenture and agree to carry out and discharge the same upon the terms and conditions set out in this First Supplemental Indenture and in accordance with the Base Indenture.

Section 2.06                             Governing Law. This First Supplemental Indenture and the Notes shall be governed by and construed in accordance with the laws of the State of New York, without regard to conflicts of laws principles thereof.

IN WITNESS WHEREOF, each party hereto has caused this instrument to be signed in its name and behalf by its duly authorized officer, all as of the day and year first above written.

Fortis Inc.

By:	/s/ Barry V. Perry
Barry V. Perry
President and Chief Executive Officer

By:	/s/ Karl W. Smith
Karl W. Smith
Executive Vice President, Chief Financial Officer

[Signature Page to First Supplemental Indenture]

The Bank of New York Mellon, as U.S. Trustee

By:	/s/ James Briggs
Name:	James Briggs
Title:	Vice President

BNY Trust Company of Canada, as Canadian Co-Trustee

By:	/s/ James Briggs
Name:	James Briggs
Title:	Authorized Signor

[Signature Page to First Supplemental Indenture]

Exhibit A

[Form of Face of Security]

THIS GLOBAL SECURITY IS HELD BY THE DEPOSITARY (AS DEFINED IN THE INDENTURE GOVERNING THIS SECURITY) OR ITS NOMINEE IN CUSTODY FOR THE BENEFIT OF THE BENEFICIAL OWNERS HEREOF, AND IS NOT TRANSFERABLE TO ANY PERSON UNDER ANY CIRCUMSTANCES EXCEPT THAT (1) THE TRUSTEE MAY MAKE SUCH NOTATIONS HEREON AS MAY BE REQUIRED PURSUANT TO SECTION 306 OF THE INDENTURE, (2) THIS GLOBAL SECURITY MAY BE EXCHANGED IN WHOLE BUT NOT IN PART PURSUANT TO SECTION 306(a) OF THE INDENTURE, (3) THIS GLOBAL SECURITY MAY BE DELIVERED TO THE TRUSTEE FOR CANCELLATION PURSUANT TO SECTION 310 OF THE INDENTURE AND (4) THIS GLOBAL SECURITY MAY BE TRANSFERRED TO A SUCCESSOR DEPOSITARY WITH THE PRIOR WRITTEN CONSENT OF THE CORPORATION.

UNLESS AND UNTIL IT IS EXCHANGED IN WHOLE OR IN PART FOR SECURITIES IN DEFINITIVE FORM, THIS SECURITY MAY NOT BE TRANSFERRED EXCEPT AS A WHOLE BY THE DEPOSITARY TO A NOMINEE OF THE DEPOSITARY OR BY A NOMINEE OF THE DEPOSITARY TO THE DEPOSITARY OR ANOTHER NOMINEE OF THE DEPOSITARY OR BY THE DEPOSITARY OR ANY SUCH NOMINEE TO A SUCCESSOR DEPOSITARY OR A NOMINEE OF SUCH SUCCESSOR DEPOSITARY. UNLESS THIS CERTIFICATE IS PRESENTED BY AN AUTHORIZED REPRESENTATIVE OF THE DEPOSITORY TRUST COMPANY (55 WATER STREET, NEW YORK, NEW YORK) (“DTC”), TO THE CORPORATION OR ITS AGENT FOR REGISTRATION OF TRANSFER, EXCHANGE OR PAYMENT, AND ANY CERTIFICATE ISSUED IS REGISTERED IN THE NAME OF CEDE & CO. OR SUCH OTHER NAME AS MAY BE REQUESTED BY AN AUTHORIZED REPRESENTATIVE OF DTC (AND ANY PAYMENT IS MADE TO CEDE & CO. OR SUCH OTHER ENTITY AS MAY BE REQUESTED BY AN AUTHORIZED REPRESENTATIVE OF DTC), ANY TRANSFER, PLEDGE OR OTHER USE HEREOF FOR VALUE OR OTHERWISE BY OR TO ANY PERSON IS WRONGFUL INASMUCH AS THE REGISTERED OWNER HEREOF, CEDE & CO., HAS AN INTEREST HEREIN.

THE SECURITY (OR ITS PREDECESSOR) EVIDENCED HEREBY WAS ORIGINALLY ISSUED IN A TRANSACTION EXEMPT FROM REGISTRATION UNDER SECTION 5 OF THE UNITED STATES SECURITIES ACT OF 1933, AS AMENDED (THE “SECURITIES ACT”), AND THE SECURITY EVIDENCED HEREBY MAY NOT BE OFFERED, SOLD OR OTHERWISE TRANSFERRED IN THE ABSENCE OF SUCH REGISTRATION OR AN APPLICABLE EXEMPTION THEREFROM. EACH PURCHASER OF THE SECURITY EVIDENCED HEREBY IS HEREBY NOTIFIED THAT THE SELLER MAY BE RELYING ON THE EXEMPTION FROM THE PROVISIONS OF SECTION 5 OF THE SECURITIES ACT PROVIDED BY RULE 144A THEREUNDER. THE HOLDER OF THE SECURITY EVIDENCED HEREBY AGREES FOR THE BENEFIT OF THE CORPORATION THAT (A) SUCH SECURITY MAY BE RESOLD, PLEDGED OR OTHERWISE TRANSFERRED, ONLY (1)(a) INSIDE THE UNITED STATES TO A PERSON WHO THE SELLER REASONABLY BELIEVES IS A QUALIFIED INSTITUTIONAL BUYER (AS DEFINED IN RULE 144A UNDER THE SECURITIES ACT) PURCHASING FOR ITS OWN ACCOUNT OR FOR THE ACCOUNT OF A QUALIFIED INSTITUTIONAL BUYER IN A TRANSACTION MEETING THE REQUIREMENTS OF RULE 144A UNDER THE SECURITIES ACT, (b) OUTSIDE THE UNITED STATES TO A FOREIGN PERSON IN A TRANSACTION MEETING THE REQUIREMENTS OF RULE 903 OR RULE 904 OF REGULATION S UNDER THE SECURITIES ACT, (c) PURSUANT TO AN EXEMPTION FROM REGISTRATION UNDER THE SECURITIES ACT PROVIDED BY RULE 144 THEREUNDER (IF APPLICABLE) OR (d) IN

ACCORDANCE WITH ANOTHER EXEMPTION FROM THE REGISTRATION REQUIREMENTS OF THE SECURITIES ACT (AND BASED UPON AN OPINION OF COUNSEL ACCEPTABLE TO THE CORPORATION IF THE CORPORATION SO REQUESTS), (2) TO THE CORPORATION OR (3) PURSUANT TO AN EFFECTIVE REGISTRATION STATEMENT AND, IN EACH CASE, IN ACCORDANCE WITH ANY APPLICABLE CANADIAN SECURITIES LAWS OR APPLICABLE SECURITIES LAWS OF ANY STATE OF THE UNITED STATES OR ANY OTHER APPLICABLE JURISDICTION AND (B) THE HOLDER WILL, AND EACH SUBSEQUENT HOLDER IS REQUIRED TO, NOTIFY ANY PURCHASER OF THE SECURITY EVIDENCED HEREBY OF THE RESALE RESTRICTIONS SET FORTH IN CLAUSE (A) ABOVE. NO REPRESENTATION CAN BE MADE AS TO THE AVAILABILITY OF THE EXEMPTION PROVIDED BY RULE 144 FOR RESALE OF THE SECURITY EVIDENCED HEREBY.

IN CANADA, UNLESS PERMITTED UNDER SECURITIES LEGISLATION, THE HOLDER OF THIS SECURITY MUST NOT TRADE THE SECURITY BEFORE FEBRUARY 5, 2017.

FORTIS INC.

2.100% NOTE DUE 2021

No. [•]	CUSIP No.: [•]
ISIN No.: [•]

Principal Amount: $[•]

Regular Record Date: Close of business on the 15th calendar day prior to the relevant Interest Payment Date (whether or not a Business Day)

Original Issue Date: October 4, 2016

Stated Maturity: October 4, 2021

Interest Payment Dates: Semi-annually on October 4 and April 4 of each year, commencing on April 4, 2017

Interest Rate: 2.100% per annum

Authorized Denomination: $2,000 or any integral multiple of $1,000 in excess thereof

Fortis Inc., a corporation duly continued and existing under the laws of the province of Newfoundland and Labrador, Canada (herein called the “Corporation,” which term includes any successor Person under the Indenture hereinafter referred to), for value received, hereby promises to pay to CEDE & CO., or registered assigns, the principal sum of [•] Dollars ($[•]) on the Stated Maturity shown above and to pay interest thereon from the Original Issue Date shown above, or from the most recent Interest Payment Date to which interest has been paid or duly provided for, semi-annually on each Interest Payment Date as specified above, commencing on the date specified above and on the Stated Maturity, at the rate of 2.100% per annum, until the principal hereof is paid or made available for payment, and any principal, Additional Amounts and premium, and any such installment of interest, which is overdue shall bear interest at the such rate (to the extent that the payment of such interest shall be legally enforceable), from the dates such amounts are due until they are paid or made available for payment, and such interest shall be payable on demand. The interest so payable, and punctually paid or duly provided for, on any Interest Payment Date (other than an Interest Payment Date that is the Stated Maturity or a Redemption Date) will, as provided in the Indenture, be paid to the Person in whose name this 2.100% Note due 2021 (this “Security”) is registered at the close of business on the Regular Record Date as specified above (whether or not a Business Day), as the case may be, next preceding such Interest Payment Date. Any such interest not so punctually paid or duly provided for will forthwith cease to be payable to the Holder on such Regular Record Date and may either be paid to the Person in whose name this Security (or one or more Predecessor Securities) is registered at the close of business on a Special Record Date for the payment of such Defaulted Interest to be fixed by the Trustees, notice whereof shall be given to Holders of Securities of this series not less than 10 days prior to such Special Record Date, or be paid at any time in any other lawful manner not inconsistent with the requirements of any securities exchange, if any, on which the Securities of this series may be listed, and upon such notice as may be required by any such exchange, all as more fully provided in the Indenture.

Payments of interest on this Security will include interest accrued to but excluding the respective Interest Payment Dates. Interest payments for this Security shall be computed and paid on the basis of a 360-day year consisting of twelve 30-day months and will accrue from the Original Issue Date or from the most recent Interest Payment Date to which interest has been paid or duly provided for. In the event that any date on which interest is payable on this Security is not a Business Day, then payment of the interest payable on such date shall be made on the next succeeding day that is a Business Day (and without any interest or payment in respect of any such delay) with the same force and effect as if made on the date the payment was originally payable.

Payment of the principal of (and premium and Additional Amounts, if any) and interest on this Security will be made at the office or agency of the Corporation maintained for that purpose, in such coin or currency of the United States of America as at the time of payment is legal tender for payment of public and private debts. Payments of principal of, premium, if any, Additional Amounts, if any, and interest on the Securities of this series represented by a Global Security shall be made by wire transfer of immediately available funds to the Holder of such Global Security, provided that, in the case of payments of principal and premium, if any, such Global Security is first surrendered to the Paying Agent. If any of the Securities of this series are no longer represented by a Global Security, (i) payments of principal, premium, if any, and interest due at the Stated Maturity or earlier redemption of such Securities shall be made at the office of the Paying Agent upon surrender of such Securities to the Paying Agent, and (ii) at the option of the Corporation payment of interest may be made by (A) check mailed to the address of the Person entitled thereto as such address shall appear in the Register or (B) wire transfer at such place and to such account at a banking institution in the United States as may be designated in writing to the Trustees at least five (5) Business Days prior to the date for payment by the Person entitled thereto.

The Securities of this series shall not have a sinking fund.

The Securities of this series shall constitute the direct unsecured and unsubordinated debt obligations of the Corporation and shall rank equally in priority with the Corporation’s existing and future unsecured and unsubordinated indebtedness and senior in priority to the Corporation’s existing and future subordinated indebtedness.

REFERENCE IS HEREBY MADE TO THE FURTHER PROVISIONS OF THIS SECURITY SET FORTH ON THE REVERSE HEREOF, WHICH FURTHER PROVISIONS SHALL FOR ALL PURPOSES HAVE THE SAME EFFECT AS IF SET FORTH AT THIS PLACE.

Unless the certificate of authentication hereon has been executed by a Trustee referred to on the reverse hereof by manual signature, this Security shall not be entitled to any benefit under the Indenture or be valid or obligatory for any purpose.

IN WITNESS WHEREOF, the Corporation has caused this instrument to be duly executed.

Fortis Inc.

By:
Name:
Title:

CERTIFICATE OF AUTHENTICATION

This is one of the Securities of the series designated therein referred to in the within-mentioned Indenture.

Dated:	The Bank of New York Mellon, as U.S. Trustee

By:
Authorized Signatory

BNY Trust Company of Canada, as Canadian Co-Trustee

By:

Authorized Signatory

[Form of Reverse of Security]

This 2.100% Note due 2021 is one of a duly authorized issue of securities of the Corporation (herein called the “Securities”), issued and to be issued in one or more series under an Indenture, dated as of October 4, 2016, as supplemented by the First Supplemental Indenture, dated as of October 4, 2016 (herein called the “Indenture,” which term shall have the meaning assigned to it in such instrument), between the Corporation and The Bank of New York Mellon (the “U.S. Trustee”) and BNY Trust Company of Canada (the “Canadian Co-Trustee” and, together with the U.S. Trustee, the “Trustees” or each a “Trustee”, which terms include their respective successor trustees under the Indenture), and reference is hereby made to the Indenture for a statement of the respective rights, limitation of rights, duties and immunities thereunder of the Corporation, the Trustees and the Holders of the Securities and of the terms upon which the Securities are, and are to be, authenticated and delivered. This Security is one of the series designated on the face hereof as 2.100% Notes due 2021. Capitalized terms used herein for which no definition is provided herein shall have the meanings set forth in the Indenture.

This Security shall be subject to the applicable optional redemption and special mandatory redemption provisions set forth in the Indenture.

In the event of redemption of this Security in part only, a new Security or Securities of this series and of like tenor for the unredeemed portion hereof will be issued in the name of the Holder hereof upon the cancellation hereof.

The Indenture contains provisions for defeasance at any time of the entire indebtedness of this Security or certain restrictive covenants and Events of Default with respect to this Security, in each case upon compliance with certain conditions set forth in the Indenture.

In addition to the rights provided to Holders of Securities under the Indenture, Holders of Restricted Global Securities and Restricted Definitive Securities shall have all the rights set forth in the Registration Rights Agreement, dated as of October 4, 2016, between the Corporation and the parties named on the signature pages thereto.

If an Event of Default with respect to the Securities shall occur and be continuing, the principal of the Securities of this series may be declared due and payable in the manner, with the effect and subject to the conditions set forth in the Indenture.

The Indenture permits, with certain exceptions as therein provided, the amendment thereof and the modification of the rights and obligations of the Corporation and the rights of the Holders of the Securities of all series affected under the Indenture at any time by the Corporation and the Trustees with the consent of the Holders of a majority in principal amount of the Securities of all series at the time Outstanding affected thereby (voting as one class). The Indenture contains provisions permitting the Holders of not less than a majority in principal amount of the Securities of all series at the time Outstanding with respect to which a default under the Indenture shall have occurred and be continuing (voting as one class), on behalf of the Holders of the Securities of all such series, to waive, with certain exceptions, such past default with respect to all such series and its consequences. The Indenture also permits the Holders of not less than a majority in principal amount of the Securities of each series at the time Outstanding, on behalf of the Holders of all Securities of such series, to waive compliance by the Corporation with certain provisions of the Indenture. Any such consent or waiver by the Holder of this Security shall be conclusive and binding upon such Holder and upon all future Holders of this Security and of any Security issued upon the registration of transfer hereof or in exchange herefor or in lieu hereof, whether or not notation of such consent or waiver is made upon this Security.

As provided in and subject to the provisions of the Indenture, the Holder of this Security shall not have the right to institute any proceeding with respect to the Indenture or for the appointment of a receiver or trustee or for any other remedy thereunder unless such Holder shall have previously given a Trustee written notice of a continuing Event of Default with respect to the Securities of this series, the Holders of not less than a majority in principal amount of the Securities of this series at the time Outstanding shall have made written request to a Trustee to institute proceedings in respect of such Event of Default as Trustee and offered such Trustee reasonable indemnity, and such Trustee shall not have received from the Holders of a majority in principal amount of Securities of this series at the time Outstanding a direction inconsistent with such request, and shall have failed to institute any such proceeding, for 60 days after receipt of such notice, request and offer of indemnity. The foregoing shall not apply to any suit instituted by the Holder of this Security for the enforcement of any payment of principal hereof or any premium, Additional Amounts or interest hereon on or after the respective due dates expressed herein.

No reference herein to the Indenture and no provision of this Security or of the Indenture shall alter or impair the obligation of the Corporation, which is absolute and unconditional, to pay the principal of and any premium, Additional Amounts and interest on this Security at the times, place and rate, and in the coin or currency, herein prescribed.

For disclosure purposes under the Interest Act (Canada), whenever in the Securities of this series or the Indenture interest at a specified rate is to be calculated on the basis of a period less than a calendar year, the yearly rate of interest to which such rate is equivalent is such rate multiplied by the actual number of days in the relevant calendar year and divided by the number of days in such period.

As provided in the Indenture and subject to certain limitations therein set forth, the transfer of this Security is registrable in the Register, upon surrender of this Security for registration of transfer at the office or agency of the Corporation in any place where the principal of and any premium, Additional Amounts and interest on this Security are payable, duly endorsed by, or accompanied by a written instrument of transfer in form satisfactory to the Corporation and the Registrar duly executed by, the Holder hereof or his attorney duly authorized in writing, and thereupon one or more new Securities of this series and of like tenor, of authorized denominations and for the same aggregate principal amount, will be issued to the designated transferee or transferees.

The Securities of this series are issuable only in registered form without coupons in denominations of $2,000 and any integral multiple of $1,000 in excess thereof. As provided in the Indenture and subject to certain limitations therein set forth, Securities of this series are exchangeable for a like aggregate principal amount of Securities of this series and of like tenor of a different authorized denomination, as requested by the Holder surrendering the same.

No service charge shall be made for any such registration of transfer or exchange, but the Corporation and the Trustees may require payment of a sum sufficient to cover any tax or other governmental charge payable in connection therewith.

Prior to due presentment of this Security for registration of transfer, the Corporation, the Trustees and any agent of the Corporation or the Trustees may treat the Person in whose name this Security is registered as the owner hereof for all purposes, whether or not this Security be overdue, and neither the Corporation, the Trustees nor any such agent shall be affected by notice to the contrary.

All terms used in this Security which are defined in the Indenture shall have the meanings assigned to them in the Indenture.

This Security shall be governed by, and construed in accordance with, the laws of the State of New York.

ABBREVIATIONS

The following abbreviations, when used in the inscription on the face of this instrument, shall be construed as though they were written out in full according to applicable laws or regulations:

TEN COM — as tenants in common

TEN ENT — as tenants by the entireties

JT TEN — as joint tenants with rights of survivorship and not as tenants in common

UNIF GIFT MIN ACT — Custodian under Uniform Gifts to Minors Act

Additional abbreviations may also be used though not on the above list.

FOR VALUE RECEIVED, the undersigned hereby sell(s) and transfer(s) unto (please insert Social Security or other identifying number of assignee)

PLEASE PRINT OR TYPEWRITE NAME AND ADDRESS, INCLUDING POSTAL ZIP CODE OF ASSIGNEE the within Security and all rights thereunder, hereby irrevocably constituting and appointing agent to transfer said Security on the books of the Corporation, with full power of substitution in the premises.

Dated:
NOTICE: The signature to this assignment must correspond with the name as written upon the face of the within instrument in every particular without alteration or enlargement, or any change whatever

Signature
Guarantee:

SIGNATURE GUARANTEE

Signatures must be guaranteed by an “eligible guarantor institution” meeting the requirements of the Security Registrar, which requirements include membership or participation in the Security Transfer Agent Medallion Program (“STAMP”) or such other “signature guarantee program” as may be determined by the Security Registrar in addition to, or in substitution for, STAMP, all in accordance with the Securities Exchange Act of 1934, as amended.

Exhibit B

[Form of Face of Security]

THIS GLOBAL SECURITY IS HELD BY THE DEPOSITARY (AS DEFINED IN THE INDENTURE GOVERNING THIS SECURITY) OR ITS NOMINEE IN CUSTODY FOR THE BENEFIT OF THE BENEFICIAL OWNERS HEREOF, AND IS NOT TRANSFERABLE TO ANY PERSON UNDER ANY CIRCUMSTANCES EXCEPT THAT (1) THE TRUSTEE MAY MAKE SUCH NOTATIONS HEREON AS MAY BE REQUIRED PURSUANT TO SECTION 306 OF THE INDENTURE, (2) THIS GLOBAL SECURITY MAY BE EXCHANGED IN WHOLE BUT NOT IN PART PURSUANT TO SECTION 306(a) OF THE INDENTURE, (3) THIS GLOBAL SECURITY MAY BE DELIVERED TO THE TRUSTEE FOR CANCELLATION PURSUANT TO SECTION 310 OF THE INDENTURE AND (4) THIS GLOBAL SECURITY MAY BE TRANSFERRED TO A SUCCESSOR DEPOSITARY WITH THE PRIOR WRITTEN CONSENT OF THE CORPORATION.

UNLESS AND UNTIL IT IS EXCHANGED IN WHOLE OR IN PART FOR SECURITIES IN DEFINITIVE FORM, THIS SECURITY MAY NOT BE TRANSFERRED EXCEPT AS A WHOLE BY THE DEPOSITARY TO A NOMINEE OF THE DEPOSITARY OR BY A NOMINEE OF THE DEPOSITARY TO THE DEPOSITARY OR ANOTHER NOMINEE OF THE DEPOSITARY OR BY THE DEPOSITARY OR ANY SUCH NOMINEE TO A SUCCESSOR DEPOSITARY OR A NOMINEE OF SUCH SUCCESSOR DEPOSITARY. UNLESS THIS CERTIFICATE IS PRESENTED BY AN AUTHORIZED REPRESENTATIVE OF THE DEPOSITORY TRUST COMPANY (55 WATER STREET, NEW YORK, NEW YORK) (“DTC”), TO THE CORPORATION OR ITS AGENT FOR REGISTRATION OF TRANSFER, EXCHANGE OR PAYMENT, AND ANY CERTIFICATE ISSUED IS REGISTERED IN THE NAME OF CEDE & CO. OR SUCH OTHER NAME AS MAY BE REQUESTED BY AN AUTHORIZED REPRESENTATIVE OF DTC (AND ANY PAYMENT IS MADE TO CEDE & CO. OR SUCH OTHER ENTITY AS MAY BE REQUESTED BY AN AUTHORIZED REPRESENTATIVE OF DTC), ANY TRANSFER, PLEDGE OR OTHER USE HEREOF FOR VALUE OR OTHERWISE BY OR TO ANY PERSON IS WRONGFUL INASMUCH AS THE REGISTERED OWNER HEREOF, CEDE & CO., HAS AN INTEREST HEREIN.

THE SECURITY (OR ITS PREDECESSOR) EVIDENCED HEREBY WAS ORIGINALLY ISSUED IN A TRANSACTION EXEMPT FROM REGISTRATION UNDER SECTION 5 OF THE UNITED STATES SECURITIES ACT OF 1933, AS AMENDED (THE “SECURITIES ACT”), AND THE SECURITY EVIDENCED HEREBY MAY NOT BE OFFERED, SOLD OR OTHERWISE TRANSFERRED IN THE ABSENCE OF SUCH REGISTRATION OR AN APPLICABLE EXEMPTION THEREFROM. EACH PURCHASER OF THE SECURITY EVIDENCED HEREBY IS HEREBY NOTIFIED THAT THE SELLER MAY BE RELYING ON THE EXEMPTION FROM THE PROVISIONS OF SECTION 5 OF THE SECURITIES ACT PROVIDED BY RULE 144A THEREUNDER. THE HOLDER OF THE SECURITY EVIDENCED HEREBY AGREES FOR THE BENEFIT OF THE CORPORATION THAT (A) SUCH SECURITY MAY BE RESOLD, PLEDGED OR OTHERWISE TRANSFERRED, ONLY (1)(a) INSIDE THE UNITED STATES TO A PERSON WHO THE SELLER REASONABLY BELIEVES IS A QUALIFIED INSTITUTIONAL BUYER (AS DEFINED IN RULE 144A UNDER THE SECURITIES ACT) PURCHASING FOR ITS OWN ACCOUNT OR FOR THE ACCOUNT OF A QUALIFIED INSTITUTIONAL BUYER IN A TRANSACTION MEETING THE REQUIREMENTS OF RULE 144A UNDER THE SECURITIES ACT, (b) OUTSIDE THE UNITED STATES TO A FOREIGN PERSON IN A TRANSACTION MEETING THE REQUIREMENTS OF RULE 903 OR RULE 904 OF REGULATION S UNDER THE SECURITIES ACT, (c) PURSUANT TO AN EXEMPTION FROM REGISTRATION UNDER THE SECURITIES ACT PROVIDED BY RULE 144 THEREUNDER (IF APPLICABLE) OR (d) IN ACCORDANCE WITH ANOTHER EXEMPTION FROM THE REGISTRATION REQUIREMENTS OF THE SECURITIES ACT (AND BASED UPON AN OPINION OF COUNSEL ACCEPTABLE TO

THE CORPORATION IF THE CORPORATION SO REQUESTS), (2) TO THE CORPORATION OR (3) PURSUANT TO AN EFFECTIVE REGISTRATION STATEMENT AND, IN EACH CASE, IN ACCORDANCE WITH ANY APPLICABLE CANADIAN SECURITIES LAWS OR APPLICABLE SECURITIES LAWS OF ANY STATE OF THE UNITED STATES OR ANY OTHER APPLICABLE JURISDICTION AND (B) THE HOLDER WILL, AND EACH SUBSEQUENT HOLDER IS REQUIRED TO, NOTIFY ANY PURCHASER OF THE SECURITY EVIDENCED HEREBY OF THE RESALE RESTRICTIONS SET FORTH IN CLAUSE (A) ABOVE. NO REPRESENTATION CAN BE MADE AS TO THE AVAILABILITY OF THE EXEMPTION PROVIDED BY RULE 144 FOR RESALE OF THE SECURITY EVIDENCED HEREBY.

IN CANADA, UNLESS PERMITTED UNDER SECURITIES LEGISLATION, THE HOLDER OF THIS SECURITY MUST NOT TRADE THE SECURITY BEFORE FEBRUARY 5, 2017.

FORTIS INC.

3.055% NOTE DUE 2026

No. [•]	CUSIP No.: [•]
ISIN No.: [•]

Principal Amount: $[•]

Regular Record Date: Close of business on the 15th calendar day prior to the relevant Interest Payment Date (whether or not a Business Day) Original Issue Date: October 4, 2016

Stated Maturity: October 4, 2026

Interest Payment Dates: Semi-annually on October 4 and April 4 of each year, commencing on April 4, 2017

Interest Rate: 3.055% per annum

Authorized Denomination: $2,000 or any integral multiple of $1,000 in excess thereof

Fortis Inc., a corporation duly continued and existing under the laws of the province of Newfoundland and Labrador, Canada (herein called the “Corporation,” which term includes any successor Person under the Indenture hereinafter referred to), for value received, hereby promises to pay to CEDE & Co., or registered assigns, the principal sum of [•] Dollars ($[•]) on the Stated Maturity shown above and to pay interest thereon from the Original Issue Date shown above, or from the most recent Interest Payment Date to which interest has been paid or duly provided for, semi-annually in arrears on each Interest Payment Date as specified above, commencing on the date specified above and on the Stated Maturity, at the rate of 3.055% per annum, until the principal hereof is paid or made available for payment and any principal, Additional Amounts and premium, and any such installment of interest, which is overdue shall bear interest at such rate (to the extent that the payment of such interest shall be legally enforceable), from the dates such amounts are due until they are paid or made available for payment, and such interest shall be payable on demand. The interest so payable, and punctually paid or duly provided for, on any Interest Payment Date (other than an Interest Payment Date that is the Stated Maturity or a Redemption Date) will, as provided in the Indenture, be paid to the Person in whose name this 3.055% Note due 2026 (this “Security”) is registered at the close of business on the Regular Record Date as specified above (whether or not a Business Day), as the case may be, next preceding such Interest Payment Date. Any such interest not so punctually paid or duly provided for will forthwith cease to be payable to the Holder on such Regular Record Date and may either be paid to the Person in whose name this Security (or one or more Predecessor Securities) is registered at the close of business on a Special Record Date for the payment of such Defaulted Interest to be fixed by the Trustees, notice whereof shall be given to Holders of Securities of this series not less than 10 days prior to such Special Record Date, or be paid at any time in any other lawful manner not inconsistent with the requirements of any securities exchange, if any, on which the Securities of this series may be listed, and upon such notice as may be required by any such exchange, all as more fully provided in the Indenture.

Payments of interest on this Security will include interest accrued to but excluding the respective Interest Payment Dates. Interest payments for this Security shall be computed and paid on the basis of a 360-day year consisting of twelve 30-day months and will accrue from the Original Issue Date or from the most recent Interest Payment Date to which interest has been paid or duly provided for. In the event that any date on which interest is payable on this Security is not a Business Day, then payment of the interest payable on such date shall be made on the next succeeding day that is a Business Day (and without any interest or payment in respect of any such delay) with the same force and effect as if made on the date the payment was originally payable.

Payment of the principal of (and premium and Additional Amounts, if any) and interest on this Security will be made at the office or agency of the Corporation maintained for that purpose, in such coin or currency of the United States of America as at the time of payment is legal tender for payment of public and private debts. Payments of principal of, premium, if any, Additional Amounts, if any, and interest on the Securities of this series represented by a Global Security shall be made by wire transfer of immediately available funds to the Holder of such Global Security, provided that, in the case of payments of principal and premium, if any, such Global Security is first surrendered to the Paying Agent. If any of the Securities of this series are no longer represented by a Global Security, (i) payments of principal, premium, if any, and interest due at the Stated Maturity or earlier redemption of such Securities shall be made at the office of the Paying Agent upon surrender of such Securities to the Paying Agent, and (ii) at the option of the Corporation payment of interest may be made by (A) check mailed to the address of the Person entitled thereto as such address shall appear in the Register or (B) wire transfer at such place and to such account at a banking institution in the United States as may be designated in writing to the Trustees at least five (5) Business Days prior to the date for payment by the Person entitled thereto.

The Securities of this series shall not have a sinking fund.

The Securities of this series shall constitute the direct unsecured and unsubordinated debt obligations of the Corporation and shall rank equally in priority with the Corporation’s existing and future unsecured and unsubordinated indebtedness and senior in priority to the Corporation’s existing and future subordinated indebtedness.

REFERENCE IS HEREBY MADE TO THE FURTHER PROVISIONS OF THIS SECURITY SET FORTH ON THE REVERSE HEREOF, WHICH FURTHER PROVISIONS SHALL FOR ALL PURPOSES HAVE THE SAME EFFECT AS IF SET FORTH AT THIS PLACE.

Unless the certificate of authentication hereon has been executed by a Trustee referred to on the reverse hereof by manual signature, this Security shall not be entitled to any benefit under the Indenture or be valid or obligatory for any purpose.

IN WITNESS WHEREOF, the Corporation has caused this instrument to be duly executed.

Fortis Inc.

By:
Name:
Title:

CERTIFICATE OF AUTHENTICATION

This is one of the Securities of the series designated therein referred to in the within-mentioned Indenture.

Dated:	The Bank of New York Mellon, as U.S. Trustee

By:
Authorized Signatory

BNY Trust Company of Canada, as Canadian Co-Trustee

By:
Authorized Signatory

[Form of Reverse of Security]

This 3.055% Note due 2026 is one of a duly authorized issue of securities of the Corporation (herein called the “Securities”), issued and to be issued in one or more series under an Indenture, dated as of October 4, 2016, as supplemented by the First Supplemental Indenture, dated as of October 4, 2016 (the “Indenture,” which term shall have the meaning assigned to it in such instrument), between the Corporation and The Bank of New York Mellon (the “U.S. Trustee”) and BNY Trust Company of Canada (the “Canadian Co-Trustee” and, together with the U.S. Trustee, the “Trustees” or each a “Trustee”, which terms include their respective successor trustees under the Indenture), and reference is hereby made to the Indenture for a statement of the respective rights, limitation of rights, duties and immunities thereunder of the Corporation, the Trustees and the Holders of the Securities and of the terms upon which the Securities are, and are to be, authenticated and delivered. This Security is one of the series designated on the face hereof as 3.055% Notes due 2026. Capitalized terms used herein for which no definition is provided herein shall have the meanings set forth in the Indenture.

This Security shall be subject to the applicable optional redemption and special mandatory redemption provisions set forth in the Indenture.

In the event of redemption of this Security in part only, a new Security or Securities of this series and of like tenor for the unredeemed portion hereof will be issued in the name of the Holder hereof upon the cancellation hereof.

The Indenture contains provisions for defeasance at any time of the entire indebtedness of this Security or certain restrictive covenants and Events of Default with respect to this Security, in each case upon compliance with certain conditions set forth in the Indenture.

In addition to the rights provided to Holders of Securities under the Indenture, Holders of Restricted Global Securities and Restricted Definitive Securities shall have all the rights set forth in the Registration Rights Agreement, dated as of October 4, 2016, between the Corporation and the parties named on the signature pages thereto.

If an Event of Default with respect to the Securities shall occur and be continuing, the principal of the Securities of this series may be declared due and payable in the manner, with the effect and subject to the conditions set forth in the Indenture.

The Indenture permits, with certain exceptions as therein provided, the amendment thereof and the modification of the rights and obligations of the Corporation and the rights of the Holders of the Securities of all series affected under the Indenture at any time by the Corporation and the Trustees with the consent of the Holders of a majority in principal amount of the Securities of all series at the time Outstanding affected thereby (voting as one class). The Indenture contains provisions permitting the Holders of not less than a majority in principal amount of the Securities of all series at the time Outstanding with respect to which a default under the Indenture shall have occurred and be continuing (voting as one class), on behalf of the Holders of the Securities of all such series, to waive, with certain exceptions, such past default with respect to all such series and its consequences. The Indenture also permits the Holders of not less than a majority in principal amount of the Securities of each series at the time Outstanding, on behalf of the Holders of all Securities of such series, to waive compliance by the Corporation with certain provisions of the Indenture. Any such consent or waiver by the Holder of this Security shall be conclusive and binding upon such Holder and upon all future Holders of this Security and of any Security issued upon the registration of transfer hereof or in exchange herefor or in lieu hereof, whether or not notation of such consent or waiver is made upon this Security.

As provided in and subject to the provisions of the Indenture, the Holder of this Security shall not have the right to institute any proceeding with respect to the Indenture or for the appointment of a receiver or trustee or for any other remedy thereunder unless such Holder shall have previously given a Trustee written notice of a continuing Event of Default with respect to the Securities of this series, the Holders of not less than a majority in principal amount of the Securities of this series at the time Outstanding shall have made written request to a Trustee to institute proceedings in respect of such Event of Default as Trustee and offered such Trustee reasonable indemnity, and such Trustee shall not have received from the Holders of a majority in principal amount of Securities of this series at the time Outstanding a direction inconsistent with such request, and shall have failed to institute any such proceeding, for 60 days after receipt of such notice, request and offer of indemnity. The foregoing shall not apply to any suit instituted by the Holder of this Security for the enforcement of any payment of principal hereof or any premium, Additional Amounts or interest hereon on or after the respective due dates expressed herein.

No reference herein to the Indenture and no provision of this Security or of the Indenture shall alter or impair the obligation of the Corporation, which is absolute and unconditional, to pay the principal of and any premium, Additional Amounts and interest on this Security at the times, place and rate, and in the coin or currency, herein prescribed.

For disclosure purposes under the Interest Act (Canada), whenever in the Securities of this series or the Indenture interest at a specified rate is to be calculated on the basis of a period less than a calendar year, the yearly rate of interest to which such rate is equivalent is such rate multiplied by the actual number of days in the relevant calendar year and divided by the number of days in such period.

As provided in the Indenture and subject to certain limitations therein set forth, the transfer of this Security is registrable in the Register, upon surrender of this Security for registration of transfer at the office or agency of the Corporation in any place where the principal of and any premium, Additional Amounts and interest on this Security are payable, duly endorsed by, or accompanied by a written instrument of transfer in form satisfactory to the Corporation and the Registrar duly executed by, the Holder hereof or his attorney duly authorized in writing, and thereupon one or more new Securities of this series and of like tenor, of authorized denominations and for the same aggregate principal amount, will be issued to the designated transferee or transferees.

The Securities of this series are issuable only in registered form without coupons in denominations of $2,000 and any integral multiple of $1,000 in excess thereof. As provided in the Indenture and subject to certain limitations therein set forth, Securities of this series are exchangeable for a like aggregate principal amount of Securities of this series and of like tenor of a different authorized denomination, as requested by the Holder surrendering the same.

No service charge shall be made for any such registration of transfer or exchange, but the Corporation and the Trustees may require payment of a sum sufficient to cover any tax or other governmental charge payable in connection therewith.

Prior to due presentment of this Security for registration of transfer, the Corporation, the Trustees and any agent of the Corporation or the Trustees may treat the Person in whose name this Security is registered as the owner hereof for all purposes, whether or not this Security be overdue, and neither the Corporation, the Trustees nor any such agent shall be affected by notice to the contrary.

All terms used in this Security which are defined in the Indenture shall have the meanings assigned to them in the Indenture.

This Security shall be governed by, and construed in accordance with, the laws of the State of New York.

ABBREVIATIONS

The following abbreviations, when used in the inscription on the face of this instrument, shall be construed as though they were written out in full according to applicable laws or regulations:

TEN COM — as tenants in common

TEN ENT — as tenants by the entireties

JT TEN — as joint tenants with rights of survivorship and not as tenants in common

UNIF GIFT MIN ACT — Custodian under Uniform Gifts to Minors Act

Additional abbreviations may also be used though not on the above list.

FOR VALUE RECEIVED, the undersigned hereby sell(s) and transfer(s) unto (please insert Social Security or other identifying number of assignee)

PLEASE PRINT OR TYPEWRITE NAME AND ADDRESS, INCLUDING POSTAL ZIP CODE OF ASSIGNEE

the within Security and all rights thereunder, hereby irrevocably constituting and appointing agent to transfer said Security on the books of the Corporation, with full power of substitution in the premises.

Dated:
NOTICE: The signature to this assignment must correspond with the name as written upon the face of the within instrument in every particular without alteration or enlargement, or any change whatever

Signature
Guarantee:

SIGNATURE GUARANTEE

Signatures must be guaranteed by an “eligible guarantor institution” meeting the requirements of the Security Registrar, which requirements include membership or participation in the Security Transfer Agent Medallion Program (“STAMP”) or such other “signature guarantee program” as may be determined by the Security Registrar in addition to, or in substitution for, STAMP, all in accordance with the Securities Exchange Act of 1934, as amended.

C-1